SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549


FORM 11-K

ANNUAL REPORT


Pursuant to Section 15 (d) of the
Securities and Exchange Act of 1934

For the year ended December 30, 2000


A. Full title of the plan and the address of the plan if different from that of the issuer named below:


AMENDED AND RESTATED CRANE CO. SAVINGS
AND INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


CRANE CO.
100 First Stamford Place
Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
----------------------------------------------------------

TABLE OF CONTENTS
--------------------------------------------------------------------

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS
Statements of Net Assets Available for
         Benefits as of December 30, 2000 and
         1999                                                              2
Statements of Changes in Net Assets
         Available for Benefits for the years
         ended December 30, 2000 and 1999                                  3
Notes to Financial Statements                                              4

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2000 AND FOR THE YEAR
 ENDED DECEMBER 31, 2000

Schedule H - Schedule of Assets Held for
              Investment Purposes                                         11

Schedule H - Schedule of Reportable Transactions                          12

Exhibit 23.1 - Consent of Independent Auditors                            13

INDEPENDENT AUDITORS' REPORT

Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan") as of December 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment purposes as of December 30, 2000 and (2) reportable transactions for the year ended December 30, 2000 are presented for the purpose of additional analysis and are not a required part of the basic 2000 financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2000 financial statements taken as a whole.





Deloitte & Touche LLP
Stamford, Connecticut
June 25, 2001
                                                              1

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
----------------------------------------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 2000 AND 1999
                                                                                    2000                        1999
                                                                   ----------------------     -----------------------

ASSETS

INVESTMENTS, AT FAIR VALUE:

Crane Co. Stock Fund                                                          49,573,899                  36,230,249
Huttig Stock Fund                                                              1,268,150                   1,866,532
Prudential Jennison Growth Fund Z                                             15,651,828                  18,173,787
Prudential Stock Index Fund Z                                                  7,748,731                   9,174,765
Norwest Stable Value Fund                                                     20,272,641                  21,060,713
Fidelity Advisors Growth Opportunities Fund T                                 17,435,590                  24,803,025
Oppenheimer Enterprise Fund A                                                  3,546,900                     204,215
Putnam International Growth Fund A                                             2,586,303                     129,501
Dreyfus Premier Balanced Fund A                                                7,077,266                   8,937,737
Loan Fund                                                                      3,431,163                   3,515,807
                                                                   ----------------------     -----------------------
Total investments                                                            128,592,471                 124,096,331
                                                                   ----------------------     -----------------------


RECEIVABLES:
Company contributions (Crane Co. Stock Fund)                                     107,282                          -
Employee contributions                                                           818,686                     881,182
Employee loan payments                                                           122,235                     277,525
                                                                               ---------                    --------
Total receivables                                                              1,048,203                   1,158,707
                                                                               ---------                   ---------

Total assets                                                                 129,640,674                 125,255,038
                                                                             -----------                 -----------

LIABILITIES:

Forfeitures due Crane Co. (Crane Co. Stock Fund)                                   -                          31,311
                                                                             -----------                      ------

NET ASSETS AVAILABLE FOR BENEFITS                                           $129,640,674                $125,223,727
                                                                             ===========                 ===========

See notes to financial statements.

                                                           2

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
----------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS
  ENDED DECEMBER 30, 2000 AND 1999
------------------------------------------------------------------------ ----------------------- -----------------------
                                                                                      2000                    1999
                                                                                      ----                    ----
CONTRIBUTIONS:
Employee                                                                            $10,312,837             $12,878,096
Crane Co. (Crane Co. Stock Fund)                                                      3,008,803               4,024,981
                                                                                      ---------               ---------
     Total contributions                                                             13,321,640              16,903,077
                                                                                     ----------              ----------

EARNINGS (LOSS) ON INVESTMENTS, NET:
Interest and dividends                                                                1,368,464               5,741,981
Net appreciation (depreciation) in fair value of investments                          6,167,397            (14,495,922)
                                                                                      ---------            ------------
     Total earnings (loss)on investments, net                                         7,535,861             (8,753,941)
                                                                                      ---------             -----------

Distributions to participants                                                       (18,074,372)            (22,853,086)
Assets of Huttig employees transferred to Huttig plan
                                                                                              -             (39,313,211)
Rollovers and transfers from other plans                                              1,602,213               6,070,511
Administrative and other                                                                 31,605                 (1,693)
                                                                                      ---------                 -------

Net increase (decrease) in net assets available for benefits                          4,416,947            (47,948,343)

Net assets available for benefits
 Beginning of year                                                                  125,223,727             173,172,070
                                                                                    -----------             -----------

Net assets available for benefits
 End of year                                                                       $129,640,674            $125,223,727
                                                                                   ============            ============



See notes to financial statements.

                                                           3

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
----------------------------------------------------------
Notes to Financial Statements For the Years Ended December 30, 2000 and 1999
------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN
The following is a brief description of the Amended and Restated Crane Co. Savings and Investment Plan (the "Plan"). Participants should refer to the Plan agreement and amendments for more complete information.

A. General - The Plan is a defined contribution plan covering certain United States employees of Crane Co. and its subsidiaries(the "Company").
   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Plan Amendments - The Plan was amended effective January 1, 1997 designating the portion of the Plan invested in Company Stock consisting of
(a) Contributing Company matching contributions, which are invested in Company Stock through the Company Matching Contribution Stock Fund and (b) Participants' Deferred Savings contributions that participants have elected to invest in the Crane Co. Stock Fund, as an Employee Stock Ownership Plan, as defined in Section 4975 of the Internal Revenue Code. Effective June 1, 1997, employees are eligible to participate in the Plan on the first day of the month coincident with or next following their date of hire.

C. Administration of the Plan - The authority to manage, control and interpret the Plan is vested in the Administrative Committee of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the "named Fiduciary" within the meaning of the Employee Retirement Income Security Act of 1974.

D. Changes in the Plan - A "Huttig Stock Fund" was created for the purpose of receiving the distribution on December 16, 1999, of the common shares of Crane's wholly-owned subsidiary, Huttig Building Products Corporation (the "Huttig Distribution") which was distributed pro rata to holders of record of Crane Co. common stock at the close of business on December 8,1999.

Upon the Huttig distribution, participants became 100% vested in their shares of Huttig and persuant to the Plan as amended, a participant could continue to hold those shares in the "Huttig Stock Fund", (which permits no additional contributions) or direct the Plan Trustee to transfer all or a portion of the Huttig stock Fund to any of the eight investment options presently offered under the Plan.

Effective October 29, 1999 the employees of Huttig Building Products Corporation and its participating subsidiaries, became eligible to participate in a substantially similar plan sponsored by Huttig Building Products Corporation. The assets and liabilities of the Plan attributable to participants in the Huttig Plan were transferred to the Trustee of that plan, effective as of October 29,1999.

E. Changes in Investment Policy - In connection with its decision to name a new Trustee, the Company, effective October 25, 1999, determined that it was necessary to freeze activity in the Plan until on or about December 24, 1999. During that interim period no participant was permitted to receive any payout from the Plan or alter any investment option. All contributions to the Plan however were continued and were invested in accordance with a participant's investment instructions received prior to October 25, 1999.

In November 1999, all existing account balances in the Vanguard/Primecap Fund and Vanguard/Morgan Growth Fund were transferred to the Prudential Jennison Growth Fund Z and amounts in the Vanguard/Windsor II Fund were transferred to Fidelity Advisors Growth Opportunities Fund T. Existing account balances in the Vanguard Index Trust- 500 Portfolio were transferred to the Prudential Stock Index Fund Z. Funds in the Vanguard/Wellington Fund were transferred to the Dreyfus Premier Balanced Fund A and monies in the Vanguard Retirement Savings Trust, Vanguard Fixed Income Securities- Long-Term Corporate Portfolio and the Vanguard Money Market Reserves- Prime Portfolio were transferred to the Norwest Bank/Stable Value Fund. Copies of the Prospectus for each of these investment funds are available to participants from Prudential. Two additional funds were made available to employees, the Oppenheimer Enterprise Fund A and the Putnam International Growth Fund A. All existing account balances in the Company Stock fund were also transferred to Prudential's custodian in November 1999.


F.Participation - Subject to certain conditions, U.S. employees of Crane Co
 . and seven of its subsidiaries: Dyrotech Industries; Kemlite Company Inc.; Cochrane Inc.; Crane Capital Corp.; Unidynamics St.Louis Inc.; and Mark Controls Corporation(collectively,the "Employer") are eligible to participate in the Plan following completion of one year of service, as defined in the Plan document. Employees are eligible to participate in the Plan on the first day of the month coincident with or next followingtheir date of hire.

G. Contributions and Funding Policy - Participants may elect to contribute to the Plan from two to sixteen percent of their annual compensation. In addition, the contribution limit for highly compensated employees, those whose 2000 earnings equal or exceed $80,000,is seven percent. Contributions are invested in funds selected by the participant. The Company contributes on a matching basis an amount equal to 50 percent, of up to the first six percent of each participant's deferred savings, which is invested in the Company Stock Fund. In accordance with the Internal Revenue Code, participant pretax contributions could not exceed $10,500 in 2000 and $10,000 in 1999.
                                          -5-

H. Expenses - Administrative expenses of the Plan (except those associated with the Crane Co. Stock Fund and the Huttig Stock Fund) are paid by the Employer. In addition personnel and facilities of the Employer used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund and the Huttig Stock Fund are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

I. Vesting - Employee contributions are 100 percent vested. Vesting for employer contributions are as follows:
-------
Years of Service Vested Interest
---------------- ---------------
            Less than 1 year              None
            1 year but fewer than 2        20%
            2 years but fewer than 3       40%
            3 years but fewer than 4       60%
            4 years but fewer than 5       80%
            5 years or more               100%
Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

J. Distributions - A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Administrative Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant's Company contribution portion which is not vested at the time of termination of employment is forfeited and used to reduce future Company contributions.

K. Plan Termination - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Internal Revenue Code, the Board of Directors shall thereupon direct either
(i) that the Trustee continues to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to their account as a lump sum.

L. Tax Status - The Plan received a determination letter dated March 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable sections of the Internal Revenue Code (the "Code"). The Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

M. Rollovers and Transfers from Other Plans - Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

N. Participant Loan Fund - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfers between the investment fund and the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus 2 percent. Principal and interest are paid ratably through regular payroll deductions.

2. SUMMARY OF ACCOUNTING POLICIES
The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A. Investment Funds
The Plan provides the following funds in which participants can elect to invest their Plan assets:

Crane Co. Stock Fund - Investments in common stock of Crane Co.

Huttig Stock Fund - This fund was established for the purpose of receiving the distribution of common shares of Huttig Building Products Inc. to all holders of record of Crane Co. common stock. This distribution occurred in December 1999. Participants were 100 percent vested in the shares of Huttig Building Products Inc. on the date they were allocated to their accounts.

Participants may not direct future contributions into the Huttig Stock Fund or transfer investments into this fund from any other investment program. Participants may transfer all or part of their Huttig Stock Fund balance to any other investment option presently being offered.

Prudential Jennison Growth Fund Z - A diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equities issued by companies with market capitalizations exceeding $1 billion. The sub-advisor seeks companies that it believes are attractively valued and have demonstrated earnings and sales growth and high returns on equity and assets. It may invest up to 20% of assets in foreign securities.

Prudential Stock Index Fund Z - Seeks to replicate the performance of the S&P 500 index. The fund normally invests up to 80% of assets in securities listed on the S&P 500 index. It intends to purchase all 500 securities in the same proportions as they are represented on the index. The fund seeks to achieve a .95 correlation with the index. It may invest the balance of assets in other equity-related securities, U.S. government debt, put and call options on securities and stock indicies, and futures contracts on stock indicies and options.

Norwest Stable Value Fund - A diversified portfolio of assets issued by highly-rated financial institutions and corporations as well as obligations of the U.S.Government or its agencies such as: guaranteed investment contracts, bank investment contracts, corporate bonds, U.S. Treasury/Agency Securities, mortgage related securities and asset backed securities.

Fidelity Advisors Growth Opportunities Fund T- A diversified portfolio of equity securities seeking to provide long-term capital growth. The fund normally invests at least 65% of assets in equity securities of companies that management believes have long-term growth potential. It may also purchase fixed-income securities. The fund may invest without limit in foreign securities.

Oppenheimer Enterprise Fund A - A diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies with market capitalizations at or below $500 million. It may invest the remaining assets in companies with larger market capitalizations. The fund may invest without limitations in foreign securities. It may invest in investment-grade debt securities.

Putnam International Growth Fund A - A diversified portfolio of equity securities seeking to provide long-term growth of capital. The fund normally invests at least 65% of assets in equity securities of companies located outside the United States. It may invest in companies of any size that it judges to be in a strong growth trend or that it believes to be undervalued. The fund may invest in both developed and emerging markets.

Dreyfus Premier Balanced Fund A - Seeks to out perform a hybrid index that includes the S&P 500 index and the Lehman Brothers Intermediate Bond index. The fund normally invests 60% of assets in common stocks and 40% in investment-grade bonds. Although the equity and debt portions are similar to their respective indices, the fund may purchase securities not included on the indicies.

B. Investment Valuation - Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Crane Co. Stock Fund and Huttig Stock Fund are valued at the quoted market price of the respective companies common stock. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5 percent or more of the Plan's net assets as of December 30, 2000 and 1999:

                                   2000                                                                  1999
                                    ------------------------- --------------------     ---------------------- --------------------
                                      Principal Amount ($) or         Market Value       Principal Amount ($)         Market Value
                                              Shares/Units                                 or Shares/Units
                                    ------------------------- --------------------     ---------------------- --------------------
Crane Co. Stock Fund                                1,743,258          $49,573,899                1,857,961           $36,230,249
Prudential Jennison Growth Fund Z                     859,047          $15,651,828                  738,172           $18,173,787
Prudential Stock Index Fund Z                         263,473           $7,748,731                  282,648            $9,174,765
Norwest/Stable Value Fund                             689,715          $20,272,641                  758,374           $21,060,713
Fidelity Advisors Growth Opportunities
    Fund T                                            510,559          $17,435,590                  534,203           $24,803,025
Dreyfus Premier Balanced Fund A                       485,076           $7,077,265                  576,628            $8,937,737

C. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D.  Distributions to Participants- Benefit payments are recorded when paid.
    -----------------------------

E. General - The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

3. PARTIES-IN-INTEREST
   The Plan has investments and transactions with parties-in-interest, those parties being The Prudential Trust Company, Crane Co. and participants with loan balances.
                                                               9













SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



ADMINISTRATIVE COMMITTEE OF THE
AMENDED AND RESTATED CRANE CO.
SAVINGS AND INVESTMENT PLAN



                              /s/G. A. Dickoff
                                 ----------------
                                 G. A. Dickoff

                              /s/A. I. duPont
                               ----------------
                                 A. I. duPont

                              /s/E.  Kopczick
                               ----------------
                                 E.  Kopczick

                              /s/Z. A. Weinberger
                               ------------------
                                 Z. A. Weinberger







Stamford, CT
June 29, 2001
                                                         10

           AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
          SCHEDULE H - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 30, 2000


  Identity of Issue                                        Shares                    Cost               Current Value

Crane Co. Stock Fund*                                      1,743,258              30,561,652              49,573,899
Huttig Stock Fund                                            307,430               1,222,323               1,268,150
Prudential Jennison Growth Fund Z                            859,046              19,090,491              15,651,828
Prudential Stock Index Fund Z                                263,473               8,141,195               7,748,731
Norwest Stable Value Fund                                    689,715              19,155,611              20,272,641
Fidelity Advisors Growth
  Opportunities Fund T                                       510,559              24,152,972              17,435,590
Oppenheimer Enterprise Fund A                                162,255               5,878,913               3,546,900
Putnam International Growth Fund A                           104,666               2,972,274               2,586,303
Dreyfus Premier Balanced Fund A                              485,076               7,533,300               7,077,266
Loan Fund                                                      -                   3,431,163               3,431,163
                                                                                 -----------             -----------
                                                                                $122,139,894            $128,592,471
                                                                                 ===========             ===========



*Represents a party-in-interest to the plan.

                                       11

           AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN
                SCHEDULE H - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 2000

                                         Cost of Assets                      Proceeds            Cost of
                                             Purchased                         From               Assets                Net Gain
                                                                               Sales               Sold                  or(Loss)
  Identity of Issue
 Series of Transactions
 ----------------------
 Crane Co. Stock Fund*                     $5,728,874                      $8,390,313         $5,983,105               $2,407,208


     *Represents a party-in-interest to the plan.
                                                           12




                                                                 Exhibit 23.1


INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No 33-22700 on Form S-8 of Crane Co. of our report dated June 25, 2001 appearing in this Annual Report on Form 11-K of the Amended and restated Crane Co. Savings and Investment Plan for the year ended December 30, 2000.

/s/ Deloitte & Touche LLP

Stamford, Connecticut
June 29, 2001











                                                           13